Attitude Drinks Incorporated
10415 Riverside Drive, # 101
Palm Beach Gardens, Florida 33410-4237

November 4, 2011

John Reynolds Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	VIA EDGAR CORRESPONDENCE

Re: Attitude Drinks Incorporated
September 16, 2011 Supplemental Response
Form 10-K for Fiscal Year Ended March 31, 2010, as amended
Filed July 14, 2010 and amended April 21, 2011
File No. 000-52904

Dear Mr. Reynolds:

This letter sets forth the response of Attitude Drinks Incorporated (“Attitude” or the “Company”) to the Staff’s comment letter dated October 24, 2011.

September 16, 2011 Supplemental Response RE: Form 10-K for FYE March 31, 2010

General
1. We note your amended Form 10-Q for quarterly period ended December 31, 2010, and we reissue the comment.  Please review your periodic report to comply with the comments issued on the Form 10-K for the MD&A and the Recent Sales of Unregistered Securities.  In this regard, we note that you rely on the exemption provided by Securities Act Section 3(a) (9) for several transactions but do not briefly describe the facts that make this exemption available.  We also note that you feel your 10-Q for quarterly period ended September 30, 2010 is already in compliance with respect to the comments regarding unregistered securities but we are unable to locate disclosure regarding the exemption relied upon for each unregistered sale and the facts that make such exemption available.

Response:  For the Form 10-Q for the quarter ended December 31, 2010, we will supplement our disclosure as to the exemption provided by Securities Act Section 3(a)(9) as follows. The remainder of Item 2. Unregistered Sales of Equity Securities and Use of Proceeds will remain the same.

During the three months ended September 30, 2010, the Company issued a total of 652,550 shares of common stock for the conversions of $24,602 of convertible notes payable to note holders of the Company pursuant to the terms of their note instruments.  No additional consideration was given for these conversions by the noteholders. The shares of common stock issued upon conversion of these notes were issued pursuant to an exemption from the registration requirements of the Securities Act provided by Section 3(a)(9) thereof as the conversions were an exchange of securities with existing holders exclusively, and no commission or other remuneration was paid or given in connection with the exchange.

During the three months ended December 31, 2010, the Company issued a total of 766,847 shares of common stock for the conversions of $2,794 of convertible notes payable and $14,752 of accrued interest payable to note holders of the Company pursuant to the terms of their note instruments.  No additional consideration was given for these conversions by the noteholders. The shares of common stock issued upon conversion of these notes were issued pursuant to an exemption from the registration requirements of the Securities Act provided by Section 3(a)(9) thereof as the conversions were an exchange of securities with existing holders exclusively, and no commission or other remuneration was paid or given  in connection with the exchange.

For the Form 10-Q for the quarter ended September 30, 2010, we will supplement our disclosure as to the exemption provided by Securities Act Section 3(a)(9) as follows. The remainder of Item 2. Unregistered Sales of Equity Securities and Use of Proceeds will remain the same. We have reproduced the entire section and highlighted the relevant disclosure for your reference.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

On May 13, 2010, the Company executed an allonge to an institutional investor, Alpha Capital Anstaldt, to the March, 2009 Secured Notes in the amount of $55,000, increasing the aggregate face values of the secured notes from $359,834 to $414,834. Associated finance fees of $5,000 were deducted from the gross proceeds for a net received amount of $50,000.  In addition, we issued 114,583 warrants to Alpha Capital Anstaldt with an exercise price of $0.16, exercisable up to July 15, 2015.

On June 2, 2010, the Company issued a total of 288,889 shares of common stock for payment of $55,000 for past due services: outside valuation consultant (138,889 shares for $25,000) and outside legal counsel (150,000 shares for $30,000).

On June 30, 2010, the Company issued warrants to purchase 12,000 shares of common stock as well as 12,000 restricted shares of common stock to extend the due date of one short-term bridge loan to December 31, 2010.

On July 15, 2010, the Company entered into a subscription agreement with institutional and accredited investors for convertible debt financing in the principal amount of $900,000 with an interest rate of 10%.   The due date is July 15, 2012.  Associated finance fees of $164,500 were deducted from the gross proceeds for a net received amount of $735,500.  In addition, we issued 59,999,999 warrants with an exercise price of $.035 as well as another 6,000,000 warrants for finder’s fees at the same exercise price.  All of these warrants are exercisable up to July 14, 2015.  We also paid $11,500 in additional finance fees for this financing from other funds. The table below reflects the notes payable and warrants by each investor:

	Notes	Warrants
Name of Investor	Payable	Issued

Whalehaven Capital Fund Limited	$600,000	40,000,000
Alpha Capital Anstalt	$200,000	13,333,333
Centaurian Fund	$50,000	3,333,333
Naomi Klissman	$50,000	3,333,333
sub-total	$900,000	59,999,999
PHD Capital Placement Fee	-	6,000,000

Total	$900,000	65,999,999

As part of the conditions for the above financing, the Company entered into a First Amendment and Consent Agreement on July 15, 2010 whereas the maturity date for all  convertible notes payable prior to the above July 15, 2010 financing were extended to March 31, 2011. These earlier notes payable have ratchet rights which allow the conversion price of the notes payable and the exercise price of the warrants to be the same terms as the above new July 15, 2010 financing.

On July 21, 2010, the Company issued 8,333,333 shares of common stock to Roy Warren, CEO, for payment of past due salary for $125,000.

The foregoing securities were issued in reliance upon an exemption from registration under Section 4(2) and/or Regulation D of the Securities Act of 1933, as amended.  All of the investors were accredited investors and/or had preexisting relationships with the Company, there was no general solicitation or advertising in connection with the offer or sale of securities, and the securities were issued with a restrictive legend.

During the three months ended September 30, 2010, the Company issued a total of 652,550 shares of common stock for the conversions of $24,602 of convertible notes payable to note holders of the Company pursuant to the terms of their note instruments. No additional consideration was given for these conversions by the noteholders. The shares of common stock issued upon conversion of these notes were issued pursuant to an exemption from the registration requirements of the Securities Act provided by Section 3(a)(9) thereof as the conversions were an exchange of securities with existing holders exclusively, and no commission or other remuneration was paid or given  in connection with the exchange.

If the above response satisfactorily addresses your comment, we will incorporate this response with changes referenced in our previous responses to you and amend the following filings:

Form 10-K/A-2 for the fiscal year ended March 31, 2010
Form 10-Q/A-2 for the quarterly period ended June 30, 2010
Form 10-Q/A-2 for the quarterly period ended September 30, 2010
Form 10-Q/A-2 for the quarterly period ended December 31, 2010

If you should have any more questions or require any further information, please call the undersigned at 561-227-2727 or email me at tommy@attitudedrinks.com.

Attitude Drinks Incorporated

By: /s/ Tommy E. Kee
Name:  Tommy E. Kee
Title: Chief Financial Officer and Principal Accounting Officer